EXHIBIT 99.1

News Release dated May 2, 2019, Suncor Energy reports voting results from Annual General Meeting

FOR IMMEDIATE RELEASE

Suncor Energy reports voting results from Annual General Meeting

Calgary, Alberta (May 2, 2019) — Suncor held its Annual General Meeting in Calgary today. A total of approximately 1.58 billion shares (approximately 78.48% of outstanding common shares) were represented in person or by proxy.

Shareholders voted as follows on the matters before the meeting:

1.              Shareholders elected the following nine board members (eight of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Patricia M. Bedient	99.27%
Mel E. Benson	96.93%
John D. Gass	98.59%
Dennis M. Houston	99.31%
Mark S. Little	99.09%
Brian P. MacDonald	99.80%
Maureen McCaw	97.11%
Eira M. Thomas	96.78%
Michael M. Wilson	99.68%

2.              Shareholders appointed KPMG LLP as Suncor’s auditors.

3.              Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 28, 2019 was approved with 94.05% of shares represented at the meeting voting in favour.

Note: the biographies of Board members and further details about Suncor’s corporate governance practices are available at suncor.com.

The text of remarks by Steve Williams, outgoing chief executive officer, Mark Little,  president and chief executive officer, and Alister Cowan, executive vice president and chief financial officer, are available at suncor.com/speeches.

An archive of the video webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com